Exhibit 99.3

Roni Al - Dor, CEO Roni Giladi, CFO Sapiens Investor Presentation June 1, 2020 Enabling the Transformation of Insurance Carriers Globally by Providing Integrated Core and Complementary Software Solutions, Technology - led Services and a Full Digital Suite

Safe Harbor Statement Certain statements made in this presentation may constitute “forward - looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward - looking statements (although not all forward - looking statements include such words). These forward - looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward - looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward - looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20 - F for the year ended December 31, 2019 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission. 2 2

500 Insurance Carriers Global Presence 49.2 % North America 44.4 % Europe 1 6.4 % RoW 2 16. ϭ % 201 2 - 201 9 Revenue CAGR $ 325.7 M 201 9 Revenue P&C and L&A Serving Both Insurance Verticals $55.7 M USD EBIDTA 2019 1 . Includes Israel 2 . Includes APAC and South Africa Sapiens at - a - Glance Global Provider of Insurance Software Solutions 3 3 Strong Free Cash Flow Low Leverage

Sapiens Target Market • Approximately 11,000 insurance carriers globally • Most carriers are still on legacy systems In 2020 to reach $ 211 billion in constant U. S. dollars. As opposed to most IT spending segments, IT services and software will increase by 5.4 % and 8.8 % CAGR respectively from 2019 through 2024 . * Gross Written Premium (GWP) is the total premium (direct and assumed) written by an insurer before deductions for reinsuran ce and ceding commissions. Source: Gartner Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 2016 - 2022, 2Q19 Update; Organization for Economic Co - Operation and Development, World Insurance in 2018_Sigma – Swiss Re Sapiens’ estimates. $5.2 Trillion GWP * Globally $221bn Global Insurance IT Spending ~ 4 % of GWP Invested in IT $40bn TAM Insurance Software Solutions Large and Growing TAM 4 4

5 Global Macro Trend Favors Sapiens TAM Sapiens’ Total Addressable Market: $40B Source: Celent, April 2017, and Sapiens’ estimates. Highly Attractive, Growing Market Highly Attractive, Growing Market NEW 20%

Sapiens Today

Key Benefits of O ur Winning Model ✓ Single point of contact for the customer ✓ Lower client risk ✓ Successful implementation ✓ E nhance product functionality ✓ High LTV – cross - sell and up - sell opportunities ✓ High stickiness – long - term customer relationships with repeat revenues ✓ Collaboration – innovation and R&D efforts ✓ Ability to upsell across our product line Benefits to Customers: Benefits to Sapiens: Wide Range of Product Offerings Pre - & Post - Production Services One - Stop - Shop Business Model Comprehensive Product and System Integration for P&C and L&A Globally 7 7

Meeting Insurance Carriers’ Needs Fully Integrated Platform and Modular Components with Multiple Deployment Options Cloud Core Platform Beyond Core Deployment Options Cloud Hosted On - Premise Digital Ecosystem Data 8 8 L&A P&C

Germany Growing Global Footprint 9 • 6 major development, delivery and support centers: U.S., UK, Germany, Spain, Poland, Israel, India • Over 500 customers across 27+ countries Development, delivery and support center USA UK Poland India Israel

Sapiens Strategy

11 Growth Objectives • Expand in North America & European • Build Customer Success Executive team (farming) in addition to increasing Sales Executive team (hunting) • Targeted M&A

UK $40m Israel $ 30 m Benelux $5m European Expansion 2019 + Proforma Calculo & sum.cumo Iberia $10m France $5m DACH $ 20 m Poland $5m Nordics $40m Turkey $ 2 m 12

US Expansion 13 North America Growth Strong Free Cash Flow 0 20 40 60 80 100 120 140 160 180 2016 2017 2018 2019 22% CoreSuite for P&C CoreSuite for Life, Pension & Annuities Reinsurance Components for L&A Workers’ Compensation Decision F&C Digital 51% 19 % Large Product Suite

50 0 Existing Customers Grow with New Customers Grow w ith Existing Customers New Customers 25 – 3 5 New Logos Every Year (Hunting) Complementary Products and Services (Farming) Model with Two Revenue Growth Levers 14

European Expansion Core Systems Off - shore Capabilities U.S. Expansion Successful Track Record of Acquisitions Ten - year history of strategic acquisitions expands Sapiens’ platform, capabilities, technology and increases our presence in high growth markets 15 2019 INSSECO 2010 2011 2014 2016 2018 2015 2017 20 20

Financial Overview

17 Positive Annual Revenue Growth 114.2 135.4 157.5 179.3 216.2 272 290.3 325.7 2012 2013 2014 2015 2016 2017 2018 2019 Non - GAAP Revenues (USD millions ) + 16.3% +13.8% +6.7% +20.6% +25.8% +12.2% +18.6%

49.6 91.3 16.6 61.3 92.0 26 74.5 107.2 34.6 112.4 120.9 38.7 137.3 128.5 24.5 163.6 133.8 28.3 NA Europe* APAC & SA 2014 2015 2016 2017 2018 2019 Annual Revenue Growth in Largest Markets 18 * Europe includes UK, Nordics, Israel and rest of Europe. Non - GAAP Revenue (USD millions)

Illustration of Repeat Revenue Stream Ongoing Post - Production Pre - Production Year 1 Year 2 Go - Live Contractual High Revenue ($mm) Stage Stickiness Expected upside from customer success executives (farming) – 100% focus on customers and the sale of the complete, expanded Sapiens product offering s 19 Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 Year 10

Strong Recurring Revenue 20 Year 1 Year 2 Year 3 Year 4 Year 5 Post - production 75 % Revenue Breakdown New logo Implementation 15% 10%

2012 2013 2014 2015 2016 2017 2018 2019 2020 Strong Annual Revenue Growth Non - GAAP Revenues (USD millions) 1. From midpoint of 2020 revenue guidance per Sapiens press release dated May 14, 2020 . Non - GAAP Revenues (USD millions) Guidance +18.6% 290.3 179.3 21 + 16.3% +13.9% + 20.6% +25.8% +6.7% +12.2% +14.4% 135.4 114.2 157.5 179.3 216.2 272 290.3 325.7 368 - 377 Revenue Guidance reduced by 2 % due to COVID - 19 Pandemic 1

Operating Margin Expansion While Growing Revenue $ 8.9 $ 9.6 $10.3 $10.8 $11.7 $12.6 $13.5 $14.3 $ 14.6 12.5% 13.2% 14.0% 14.8% 15.3% 15.8% 16.4% 16.5% 16.1% -2.0% 1.0% 4.0% 7.0% 10.0% 13.0% 16.0% 19.0% 22.0% 25.0% 28.0% 0. 3.5 7. 10.5 14. Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 • Gross margin expansion as o ff - shore operation s increase • Economy of scale increases as revenue grows (Non - GAAP, USD in Millions) Operating Income ($) Operating Margin (%) 22

23 Operating Margin Expansion 2019 A 2020E (Range) Growth 1 Revenue 325.7 368 < — > 377 +14.4% Operating Profit 52.2 58.9 < — > 62.2 +16% Operating Margin 16% 16.0% < — > 16.5% +25 bps Profitability Guidance unchanged despite impact of COVID - 19 Pandemic 1. From midpoint of 2020 revenue guidance per Sapiens press release dated May 14, 2020 . EBITDA 55.7 63.1 < — > 66.4 +16.2%

High Conversion of Net Profit to Free Cash Flow 24 Free Cash Flow 2018 2019 Cash - flow from operating activities 27,700 66,157 Increase in capitalized software development costs (5,160) (5,665) Capital expenditures (1,914) (5,149) Capital expenditures related to new campus in India - (6,325) Free - cash flow 20,626 49,018 Non - GAAP Net Income 28,063 38,896 Free Cash Flow/Non - GAAP Net Income 73% 126% Accumulated 69,644 66,959 104%

Cash and Cash Equivalents Debenture – 6 Years Short Term Loan HSBC Total 60 20 80 March 31, 2020 80 Cash Position Debt Net Cash 0 1. Net Debt: 0 2. Debt/EBITDA - 1.3 3. Maalot Rating: A+ Stable

26 Risk Mitigation Largest customer 4.6% Total Top 10 26.5% # Customers 500 Products 23 Recurring Revenue 75%/90% % Operational Margin 2019 16.0% USD Revenue/Total Revenue 56% Debt to EBITDA 1.3 Conversion of Net Profit to Free Cash Flow 104%

Key Take - Aways for Investors 27 • $40 billion insurance software industry growth driven by insurers replacing legacy systems 1 • Solid track record of double - digit growth accelerated by successful M&A execution • Margin expansion driven by economies of scale and off - shore operation • Low Leverage and High Free Cash Flow • Diversification of Risk Mitigation 1. Gartner Forecast: Enterprise IT Spending for the Insurance Market, Worldwide, 201 8 - 202 3 , 2Q2019 update .

28 Appendix Slides

Q4 and Annual – Non - GAAP Results Non - GAAP Revenues (USD millions) 1. The Company defines Adjusted EBITDA as net profit, adjusted for stock - based compensation expense, depreciation and amortizati on, capitalized internal - use software development costs, amortization of internal - use software development costs, interest expense, provision for income taxes and other income (expenses ). Annual Q4 201 8 201 9 2018 201 9 (USD in Millions, Except per Share Amount) 290.3 ϯϮϱ͘ϳ 73.4 ϴϲ͘ϳ Revenue 122.9 ϭϰϯ͘Ϭ 31.3 ϯϴ͘ϰ Gross Profit 42.4% ϰϯ͘ϵ % 42.7% ϰϰ͘ϯ % 39.6 ϱϮ͘Ϯ 10.8 ϭϰ͘ϯ Operational Profit 13.6% ϭϲ͘Ϭ % 14. 8% ϭϲ͘ϱ % 28.1 ϯϴ͘ϵ 7.8 ϭϬ͘ϲ Net Income 9.7% ϭϭ͘ϵ % 10.7% ϭϮ͘Ϯ % 43.3 ϱϱ͘ϳ 11.8 ϭϱ͘ϯ Adjusted EBITDA 1 0.56 0. ϳϳ 0.16 Ϭ͘Ϯϭ Diluted EPS 50,106 50, ϲϱϯ 50,210 ϱϭ͕ϬϬϵ Diluted Weighted Average Number of Shares Outstanding Shares: 50,160 ( as of December 31, 201 9) 2 9 29

Q 1 2020 and Q1 2019 – Non - GAAP Results Non - GAAP Revenues (USD millions) 1. The Company defines Adjusted EBITDA as net profit, adjusted for stock - based compensation expense, depreciation and amortizati on, capitalized internal - use software development costs, amortization of internal - use software development costs, interest expense, provision for income taxes and other income (expenses ). Q1 2019 2020 (USD in Millions, Except per Share Amount) 76.8 90.5 Revenue 33.1 39.8 Gross Profit 43.1% ϰϰ % 11.7 14.6 Operational Profit 15.3% ͘ ϭϲ 1% 8.4 10.4 Net Income 10. 9% ϭ 1.5% 12.5 15.7 Adjusted EBITDA 1 0.1 7 Ϭ͘Ϯ 0 Diluted EPS 50,329 51,083 Diluted Weighted Average Number of Shares Outstanding Shares: 50,229 ( as of March 31, 2020) 3 0 30

Adjusted Free Cash Flow Non - GAAP Revenues (USD millions) 1. Included in cash flow from operating activities. (U . S . D ollars in Thousands) Q1 2020 Q 4 2019 Q 3 2019 Q 2 2019 Q1 2019 Cash flow from Operating Activities 5,759 21,429 18,671 15,507 10,550 Capitalized Software Development Costs (1,437) (1,162) (1,541) (1,570) (1,392) Other Capital Expenditures (552) (2,456) (973) (1,079) (641) New campus in India - - (6,325) - - Free Cash Flow 3,770 17,811 9,832 12,858 8,517 New campus in India - 6,325 - - Acquisition - related Costs 1 737 200 100 1,692 1,608 Adjusted Free Cash - flow 4,507 18,011 16,257 14,550 10,125 31

32 Contact: Kim Rogers | Hayden IR Mobile: +1 541 - 904 - 5075| Phone: +1 385 - 831 - 7337 Email: SPNS@haydenir.com | Website: www.sapiens.com